082-03116

GREAT QUEST
METALS LTD.

August 28, 2006

SUPPL

Office of International Corporate Fina[redacted]
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

06016608

SEC MAIL PROCESSING
RECEIVED
SEP 05 2006
WASH. D.C. 185 SECTION

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Second Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Second Quarter Report and financial statements for the six months ended June 30, 2006.

Please be advised, that in accordance with National Instrument 51-102, the Second Quarter Report was mailed to shareholders on August 28, 2006.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

/jn
enclosure

Jlw 9/7

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2006
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The 2006 Second Quarter (April 1, 2006 through June 30, 2006) was one of the more active and successful in the history of Great Quest Metals Ltd. The Company executed a 3,000 metre drill program in the Kenieba gold concession, western Mali, West Africa in which 21 of 22 holes intersected significant mineralization on the Djambaye 2 gold zone. Four other gold zones were tested with significant intersections in two of them. The most significant was on the Djambaye 1 gold zone with a highly significant intersection. The Company also carried out mapping and IP programs on the Bourdala concession, again in western Mali.

On April 18, 2006, the Company announced an investor relations agreement with Ascenta Capital Partners Inc. to increase its exposure to investors. Finally, the Company closed a $350,000 private placement.

Kenieba Concession

In July, 2006, Great Quest completed a 3,000 m drill program mainly on the Djambaye 2 gold zone. In 2005 and 2006, the Company has intersected significant intersections in 32 of 34 holes drilled on the Djambaye 2. Some of the better intersections in 2006 are KN 16-06 with 38.40 m of 1.00 g/t gold, KN 30-06 with 11.40 m of 6.03 g/t gold and KN 35-06 with 15.20 m of 5.37 g/t gold including 3.00 m of 24.27. Drilling has been conducted over a 1,100 m length of the 3,131 m Djambaye 2 zone with the deepest intersection of the zone at 110 m. The geology consists of gold mineralization in quartz veins in and around rhyodacite and diorite dykes in Birimian meta-sediments. A 43-102 compliant mineral resource study is currently in the works.

Four additional zones were tested. Hole KN 37-06 intersected 7.90 m of 8.02 g/t gold in the Djambaye 1 gold zone which is 375 m east of the Djambaye 2. This zone has been traced 1,000 m on the surface and it is geologically similar to the Djambaye 2.

Great Quest plans to recommence drilling in November, 2006 after the receipt of the mineral reserve study. The first priority is continuing to define the Djambaye 2 to depth and along strike. Drilling will also follow-up KN 37-06 on the Djambaye 1 zone and some of the other 9 zones will be tested.

Bourdala Concession

An IP survey as well as mapping and sampling have been carried out on certain parts of the Bourdala concessions. The TD area in particular was brought into focus when it was discovered that over 1,500 women orpailleurs or hand miners were working there. The women do not dig pits but work the surface. Nuggets over 100 grams were found. Results of the summer program will be available soon. It is very likely that the Company will schedule some drilling for this area in 2007.

Taseko Property

Great Quest has received offers for joint ventures on the Taseko property, but these offers were below what the Company considers the value of the property. There is a mineral reserve of 11,078,000 million tons of 0.61% copper and 0.023 ounces per ton gold. The Company is giving serious thought to conducting its own program in 2007.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

The significant financial highlights for the three months ended June 30, 2006 are as follows:

- Incurred a loss totaling $311,681 that is mainly attributed to the stock-based compensation expense totaling $228,710.
- Made $64,899 in concession payments
- Incurred $270,837 in deferred exploration costs
- Issued share capital for cash totaling $371,105

The Company's working capital decreased by $47,475 from a net working capital of $365,104 at March 31, 2006 to a net working capital of $317,629 at June 30, 2006.

Results of Operations

The loss for the three months ended June 30, 2006 totaled $311,681 as compared to a loss of $53,676 for the three months ended June 30, 2005, a $258,005 increase in the loss. The loss per share for the three months ended June 30, 2006 equalled $0.017 per share as compared to $0.003 per share for the three

Results of Operations (continued)
months ended June 30, 2005, a $0.014 increase in loss per share.

The increase in the loss can be mainly attributed to a $228,710 stock-based compensation charge incurred in the current period resulting from the 350,000 options vested on April 18, 2006. The increase in the loss can also be attributed to a $14,800 increase in investor relation fees as a result of the new investor relation agreement with Ascenta Capital Partners Inc., an increase in promotion, travel and shareholder relations of $9,075 and an increase in accounting and audit of $8,514 compared to the second quarter in 2005.

Summary of Quarterly Results
Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)
2004 1st Q	$ 998	$ (59,817)	$ (0.004)
2003 4th Q	$ 336	$ (68,748)	$ (0.005)
2003 3rd Q	$ 68	$ (39,241)	$ (0.003)
2003 2nd Q	$ 92	$ (46,716)	$ (0.004)

Liquidity and Capital Resources
The Company completed a private placement of $350,000 at $0.70 per unit for a total of 500,000 units. Each unit consists of one share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share at $0.80 May 23, 2007. The shares become free trading on September 23, 2006. In addition, 32,500 warrants at $0.65 per warrant were exercised for $21,125. Subsequent to the end of the quarter, 10,000 warrants at $0.65 were exercised for $6,500.

On April 18, Great Quest granted 300,000 5-year stock options at $0.80 to directors, consultants and employees, as well as 200,000 to Ascenta Capital Partners Inc.

Great Quest will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Related Party Transactions
The Company paid management fees totaling $12,000 (2005 - $10,500) to a company wholly owned by Willis W. Osborne, Director, in the second quarter, geological fees totaling $10,919 (2005 - $6,735) to Mamadou Keita, Director and accounting fees totaling $2,044 (2005 - $1,612) and consulting fees totaling $7,300 (2005 - $5,569) have been incurred with the Secretary of the Company.

Investor Relations
During the quarter, Great Quest participated in a gold investment conference in Vancouver. In October, the Company plans to participate in an investor conference in Munich, Germany to generate European interest in the Company. Great Quest already has German investors.

The Company entered into an agreement with Ascenta Capital Partners Inc. during the quarter to provide investor relations services for one year at $5,000 per month. Ascenta also received an option on 200,000 shares at $0.80 per share, subject to TSX-V guidelines and the Company's Stock Option Plan. In July, 50,000 of these options vested. Ascenta will assist Great Quest in fostering productive, continuing dialogue with analysts and brokers as well as introducing the Company to a much wider audience.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online at www.greatquest.com.

ON BEHALF OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
JUNE 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Balance Sheet
2. Statement of Operations and Deficit
3. Statement of Cash Flows
4. Notes to Financial Statements

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

June 30, 2006 and 2005

GREAT QUEST METALS LTD.
BALANCE SHEET
JUNE 30, 2006
(With comparative audited figures for December 31, 2005)

	June 30, 2006 (unaudited)	December 31, 2005 (audited)
ASSETS		
Current Assets		
Cash	$ 307,590	$ -
Goods and services tax recoverable	6,298	2,299
Due from related parties	6,960	-
Prepaid expenses	4,001	1,362
	324,849	3,661
Automobile, equipment and furniture (Note 2)	21,142	17,098
Mineral Properties, including deferred exploration costs (Note 3)	3,235,845	2,555,295
Deposits	8,414	8,414
	$ 3,590,250	$ 2,584,468
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ -	$ 1,791
Accounts payable and accrued liabilities	7,220	47,557
Due to related parties	-	85,836
	7,220	135,184
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	7,023,171	5,751,036
Contributed surplus (Note 4)	442,064	213,354
Deficit	(3,882,205)	(3,515,106)
	3,583,030	2,449,284
	$ 3,590,250	$ 2,584,468

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2005

	3 Months ended		6 Months ended	
	JUNE 30, 2006	JUNE 30, 2005 (Note 8)	JUNE 30, 2006	JUNE 30, 2005 (Note 8)
ADMINISTRATION COSTS:				
Accounting and audit	$ 12,399	$ 3,885	$ 16,918	$ 11,748
Amortization	127	183	394	367
Bank charges	137	144	364	473
Consulting	3,900	2,508	7,300	5,569
Investor relations	20,050	3,600	23,800	7,200
Legal	1,060	8,384	4,772	11,782
Management fees	6,000	5,250	12,000	10,500
Office and general	9,125	6,959	15,170	17,999
Promotion, travel and shareholder relations	16,619	7,544	25,215	26,652
Rent	4,080	4,524	8,159	8,603
Securities and brokerage fees	8,613	10,723	21,594	15,757
Stock-based compensation	228,710	(3,336)	228,710	478
Telephone and communication	3,423	3,446	5,426	7,245
	314,243	53,814	369,822	124,373
Interest income	(2,562)	(138)	(2,723)	(196)
LOSS FOR THE PERIOD	311,681	53,676	367,099	124,177
DEFICIT AT BEGINNING OF PERIOD	3,570,524	3,317,626	3,515,106	3,247,125
DEFICIT AT END OF PERIOD	$ 3,882,205	$ 3,371,302	$ 3,882,205	$ 3,371,302
Basic and diluted loss per share	$ 0.017	$ 0.003	$ 0.021	$ 0.008
Weighted average common shares outstanding	18,278,230	15,893,564	17,576,730	15,430,480

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2005

	3 Months ended		6 Months ended	
	JUNE 30, 2006	JUNE 30, 2005	JUNE 30, 2006	JUNE 30, 2005
OPERATING ACTIVITIES:				
Loss for the period	$ (311,681)	$ (53,676)	$ (367,099)	$ (124,177)
Adjustments:				
Amortization	127	183	394	367
Stock-based compensation	228,710	(3,336)	228,710	478
	(82,844)	(56,829)	(137,995)	(123,332)
Change in non-cash working capital items:				
Goods and services tax recoverable	(2,244)	166	(3,999)	(1,302)
Due from related parties	(6,960)	-	(6,960)	-
Prepaid expenses	1,614	109,752	(2,639)	3,991
Accounts payable and accrued liabilities	(16,870)	670	(40,337)	7,530
Due to related parties	(12,040)	4,438	(85,836)	8,689
	(119,344)	58,197	(277,766)	(104,424)
FINANCING ACTIVITIES:				
Issue of share capital for cash	371,105	40,750	1,272,115	403,990
Share subscription advances	-	-	-	-
Share subscription receivable	-	26,950	-	-
Share issue costs	-	-	-	(9,850)
	371,105	67,700	1,272,115	394,140
INVESTING ACTIVITIES:				
Acquisition costs of automobile, equipment and furniture	-	-	(7,145)	(1,827)
Acquisition costs of mineral properties	(64,899)	(27,372)	(143,466)	(95,557)
Deferred exploration and development costs, net of amortization	(270,837)	(143,294)	(534,357)	(196,553)
	(335,736)	(170,666)	(684,968)	(293,937)
INCREASE (DECREASE) IN CASH	(83,975)	(44,769)	309,381	(4,221)
CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	391,565	55,677	(1,791)	15,129
CASH AT END OF PERIOD	$ 307,590	$ 10,908	$ 307,590	$ 10,908

Supplemental cash flow information (Note 7)

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2005

	2006 Total	2005 Total
EXPLORATION AND DEVELOPMENT COSTS:		
Amortization	$ 2,706	$ 3,100
Drilling, reclamation and assays	463,073	168,443
Exploration surveys	62,969	21,951
Office, consulting and travel	8,336	6,160
Total costs incurred during the period	537,084	199,654
Balance, beginning of period	1,520,679	1,193,067
Balance, end of period	$ 2,057,763	$ 1,392,721

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2005 audited financial statements. *It is suggested that these financial statements be read in conjunction with the Company's* annual December 31, 2005 audited financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	June 30, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 43,537	$ 35,200	$ 8,337	$ 7,884
Equipment	24,301	11,759	12,542	8,904
Furniture	2,347	2,084	263	310
	$ 70,185	$ 49,043	$ 21,142	$ 17,098

3. MINERAL PROPERTIES

	June 30, 2006			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,178,081	$ 2,057,763	$ -	$ 3,235,844
b. Taseko Property	1	-	-	1
	$ 1,178,082	$ 2,057,763	$ -	$ 3,235,845

	December 31, 2005			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,034,615	$ 1,520,679	$ -	$ 2,555,294
b. Taseko Property	1	-	-	1
	$ 1,034,616	$ 1,520,679	$ -	$ 2,555,295

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	June 30, 2006		December 31, 2005	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	16,341,897	$ 5,751,036	14,967,397	$ 5,073,874
Issued during the period/year for:				
Cash	2,228,000	1,272,135	1,229,500	623,990
Share subscription advances	-	-	145,000	75,400
Contributed surplus allocated	-	-	-	2,106
Share issue costs	-	-	-	(24,334)
Balance, end of period/year	18,569,897	$ 7,023,171	16,341,897	$ 5,751,036

4. SHARE CAPITAL (Continued)

Transactions for the Issue of Share Capital During the quarter ended June 30, 2006:

a. The Company completed a private placement consisting of 500,000 units at a price of $0.70 per unit for a total consideration of $350,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share on or before May 23, 2007. All shares issued under this private placement are subject to a hold period and may not be traded until September 24, 2006.

b. The Company issued 32,500 shares for the exercise of warrants at a price of $0.65 per share for a total consideration of $21,125.

Stock Options

A summary of the status of the Company's stock option plan as of June 30, 2006 and December 31, 2005, and changes during the period and year then ended are as follows:

	June 30, 2006		December 31, 2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	715,500	$ 0.46	885,000	$ 0.42
Exercised	(95,500)	(0.22)	(185,000)	(0.36)
Granted	500,000	0.80	110,000	0.65
Forfeited/cancelled	-	-	(95,000)	(0.50)
Options outstanding, end of period/year	1,120,000	$ 0.63	715,500	$ 0.46

At June 30, 2006 the Company had outstanding stock options to acquire 1,120,000 common shares as follows:

Number of Shares	Exercise Price	Expiry Date
180,000	$0.27	September 7, 2006
80,000	$0.30	September 4, 2007
250,000	$0.65	November 26, 2009
110,000	$0.65	October 21, 2010
500,000	$0.80	April 18, 2011
1,120,000		

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.27	180,000	0.03	$0.27
$0.30	80,000	0.08	$0.30
$0.65	250,000	0.76	$0.65
$0.65	110,000	0.43	$0.65
$0.80	500,000	2.16	$0.80
	1,120,000	3.46	$0.63

The fair values of options vested during the period ended June 30, 2006 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	88.05%
Risk-free interest rate	4.23%
Expected life	5 years
Expected dividend	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

4. SHARE CAPITAL (Continued)

Warrants

At June 30, 2006, the Company had outstanding purchase warrants exercisable to acquire 1,637,000 shares as follows:

Number	Exercise Price	Expiry Date
399,750	$0.65	March 11, 2007
187,250	$0.65	September 13, 2007
800,000	$0.65	February 6, 2008
250,000	$0.80	May 23, 2007
1,637,000		

Contributed surplus

	June 30, 2006	December 31, 2005
Balance, beginning of period/year	$ 213,354	$ 147,644
Stock-based compensation expense	228,710	56,192
Agent's warrants issued	-	11,624
Contributed surplus allocated	-	(2,106)
Balance, end of period/year	$ 442,064	$ 213,354

Escrow Shares

There are 143,734 shares held in escrow.

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $12,000 (2005 - $10,500) were incurred with a corporation related to the Company by a common Director.
b. Geological fees totalling $10,919 (2005 - $6,735) have been incurred with a Director of the Company.
c. Accounting fees totalling $2,044 (2005 - $1,612) and consulting fees totaling $7,300 (2005 - $5,569) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
June 30, 2006			
Automobile, equipment and furniture	$ 18,908	$ 2,234	$ 21,142
Mineral properties, including deferred costs	3,235,844	1	3,235,845
	$3,254,752	$ 2,235	$ 3,256,987

	Mali	Canada	Total
December 31, 2005			
Automobile, equipment and furniture	$ 14,469	$ 2,629	$ 17,098
Mineral properties, including deferred costs	2,555,294	1	2,555,295
	$2,569,763	$ 2,630	$ 2,572,393

6. SEGMENTED INFORMATION (Continued)

	Mali	Canada	Total
For the period ended June 30, 2006			
Revenue	$ -	$ 2,723	$ 2,723
Expenses	(10,890)	(358,932)	(369,822)
	$ (10,890)	$ (356,209)	$ (367,099)

	Mali	Canada	Total
For the year ended December 31, 2005			
Revenue	$ -	$ 1,137	$ 1,137
Expenses	(17,407)	(251,711)	(269,118)
	$ (17,407)	$ (250,574)	$ (267,981)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended June 30, 2006 and December 31, 2005 as follows:

	June 30, 2006	December 31, 2005
Non-cash financing investing activities:		
Share capital issued for:		
Share subscription advances	$ -	$ 75,400
Contributed surplus allocated	-	2,106
Share issue costs	-	(11,624)
	$ -	$ 65,882

	June 30, 2006	December 31, 2005
Non-cash investing activities:		
Deferred exploration cost-amortization	$ (2,706)	$ (6,201)

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

9. SUBSEQUENT EVENT

As part of the Investor Relations services agreement with Ascenta Capital Partners Inc., 200,000 options, with a fair value of $130,692, were granted and which will vest in stages over twelve months with no more than 25% of the options vesting in any three month period. Compensation expense will be recognized over the vesting period. To June 30, 2006 compensation expense of $32,673 related to 50,000 vested options has been recognized.

GREAT QUEST METALS LTD.

Corporate Information

(As at August 28, 2006)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director
Mr. Mahamadou Keita, Director
Ms. Jennifer Nestoruk, Corporate Secretary
Mr. Willis W. Osborne, President & Director
Mr. Robert Veitch, Director

INVESTOR RELATIONS

Ascenta Capital Partners Inc.
Jamie Mathers: 604-684-4743
Toll Free: 866-684-4209

Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized: Unlimited Issued: 18,579,897

Options:	1,120,000
Warrants:	1,627,000
Escrow:	143,734
Fully Diluted	21,326,897

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

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